UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended February 1, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
24	Consent of Independent Auditor
99.1	Certification of Principal Financial Officer
99.2	Certification of Principal Executive Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Kohl’s Department Stores, Inc. Savings Plan

February 1, 2003 and February 2, 2002

Kohl’s Department Stores, Inc.

Savings Plan

Financial Statements

and Supplemental Schedule

February 1, 2003 and February 2, 2002

Report of Independent Auditors

Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of February 1, 2003 and February 2, 2002, and the related statement of changes in assets available for benefits for the year ended February 1, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at February 1, 2003 and February 2, 2002, and the changes in its assets available for benefits for the year ended February 1, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of February 1, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in material respects in relation to the basic financial statements taken as a whole.

June 27, 2003

Kohl’s Department Stores, Inc.

Savings Plan

Statements of Assets Available for Benefits

	February 1, 2003	February 2, 2002

Cash	$39,544	$56,972
Investments, at fair value	182,237,204	195,169,793
Receivables:
Company contribution	7,375,368	6,295,421
Participants’ contributions	232,377	383,622

Total receivables	7,607,745	6,679,043

Assets available for benefits	$189,884,493	$201,905,808

See accompanying notes.

Kohl’s Department Stores, Inc.

Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended February 1, 2003

Additions:
Net realized and unrealized depreciation in fair value of investments	$(35,958,481)
Interest and dividend income	1,715,871

Net investment loss	(34,242,610)
Contributions:
Company	12,278,670
Participants	23,104,977
Rollovers	2,738,899

Total contributions	38,122,546

Total additions	3,879,936
Deductions –
Benefit and withdrawal payments	15,901,251

Net decrease in assets available for benefits	(12,021,315)
Assets available for benefits at beginning of year	201,905,808

Assets available for benefits at end of year	$189,884,493

See accompanying notes.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

February 1, 2003

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the Plan) is a defined-contribution plan covering all employees of Kohl’s Department Stores, Inc. (the Company), a wholly owned subsidiary of Kohl’s Corporation, with greater than 1,000 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the “Savings Plan Handbook” for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Putnam Money Market Fund and the Putnam S&P 500 Index Fund are valued at fair value, based on the redemption prices established by Putnam Investments. Investments in Kohl’s Corporation common stock and mutual funds are valued at fair value as established by quoted market prices. Participant notes receivable are stated at the unpaid principal balance, which approximates fair value.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s eight investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 25% (15% prior to February 3, 2002) of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the Plan Administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 33 1/3% of each participant’s contribution, up to a maximum of 2% of the participant’s base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors.

All voluntary contributions made by a participant are fully vested. The Company’s contribution and matching contributions made prior to February 1, 2002 are 100% vested after five years of credited service. The Company’s contribution and matching contributions made after January 31, 2002 vest after three years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited and applied to reduce future Company contributions. At February 1, 2003, cumulative forfeited nonvested accounts totaled $1,120,875.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

3. Contributions and Benefit and Withdrawal Payments (continued)

Retired participants’ and total and permanently disabled participants’ vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants’ and deceased participants’ vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for 6 months following receipt of a hardship withdrawal.

4. Investments

During the year ended February 1, 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted redemption or market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Kohl’s Corporation common stock	$(14,194,037)
Common trust fund	(1,491,416)
Mutual funds	(20,273,028)

$(35,958,481)

Investments that represent 5 percent or more of the Plan’s net assets are as follows:

	February 1, 2003	February 2, 2002
Kohl’s Corporation Common Stock*	$56,517,677	$70,932,657
Putnam Voyager Fund*	38,523,041	49,015,941
BGI Masterworks Balanced Portfolio	25,836,566	28,365,095
Putnam Money Market Fund*	30,013,044	24,829,525
PIMCO Total Return Fund	9,655,684	**

*Indicates party in interest to the Plan.

**Below 5% threshold.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

5. Participant Notes Receivable

Beginning February 4, 2001, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 12, 1998, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Kohl’s Department Stores, Inc.

Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

February 1, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares/Units	Current Value
Mutual funds:
BGI Masterworks Balanced Portfolio	3,213,503.292	$25,836,566
PIMCO Total Return Fund	904,090.226	9,655,684
Putnam Investors Fund*	657,613.852	5,602,870
Putnam Voyager Fund*	3,096,707.481	38,523,041
Putnam International Growth Fund*	375,325.240	5,847,567
Putnam Money Market Fund*	30,013,043.703	30,013,044
Common trust fund –
Putnam S&P 500 Index Fund*	311,264.523	6,555,231
Kohl’s Corporation common stock*	1,079,199.489	56,517,677
Participant notes receivable, interest rates range from 4% to 9%*		3,685,524

		$182,237,204

*	Indicates party in interest to the Plan.

Supplemental Schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

Date: July 29, 2003	By:	/s/ ARLENE MEIER
Arlene Meier Chief Operating Officer Interim Chief Financial Officer